Exhibit 99.1

BLUENRGY GROUP ANNOUNCES

STRATEGIC REALIGNMENT

Increasing Focus on Fast-Growing Monitoring, Control and Analytics Businesses

Sydney, May 16, 2017 – BlueNRGY Group Limited (OTC:CBDEF) ( “BlueNRGY”), a leader in engineered solutions for the management of distributed power generation and climate control/energy efficiency systems, today announced a strategic realignment of its business units and a streamlining of North American operations.

Through its market-leading Draker and Inaccess affiliates, BlueNRGY has been a pioneer in providing internet-of-things (IOT) technologies to the renewable energy sector. As a result, the Company has become a global leader in delivering best-in-class solutions for remotely monitoring and managing thousands of massively distributed solar and telecom installations worldwide. To maximize management focus on these fast-growing monitoring, control and analytics businesses, BlueNRGY is curtailing its direct operations and maintenance (O&M) service offerings globally and will no longer provide engineering, procurement and construction (EPC) services for new renewable generation projects in the Americas and Europe.

BlueNRGY intends to provide its renewable energy customers with a full range of O&M support through a growing network of strategic partners who rely on the Draker and Inaccess software platforms, analytics and reports to identify and prioritize maintenance actions across portfolios of renewable assets outside of its Australian home region. For the growing number of asset owners and their service partners who are requesting it, BlueNRGY is augmenting the 24/7 operations support delivered from its strategically-located network operations centers staffed by Draker and Inaccess personnel in Australia, Europe and USA.

BlueNRGY’s withdrawal from the EPC business in the USA and UK represents the final step in restructuring the Company’s legacy businesses, which lacked the scale and capabilities to become leaders in their served markets. As a result of this initiative, BlueNRGY intends to wind up operations at its Westinghouse Solar Ltd. subsidiary in the UK and North Carolina-based Green Earth Developers LLC prior to the end of its June 30 fiscal year. These actions will be immediately accretive to earnings from continuing operations, after recognition of non-cash provisions for good will impairment associated with the discontinued business units.

William Morro, Chairman & Managing Director of BlueNRGY stated, “As a smaller company operating globally, BlueNRGY currently lacks the resources necessary to compete effectively in the volatile and capital-intensive EPC and O&M sectors in major markets. By concentrating the Company’s limited capital and technical resources on our high-value-added technology-based businesses where we have a strong competitive advantage, BlueNRGY can now continue to grow with improving profitability and more sustainable financial performance.”

About BlueNRGY

Established in 1989, BlueNRGY Group Limited is a leader in engineered solutions for the management of distributed power generation and climate control/energy efficiency systems. The data collection and management solutions, provided by its Draker and Inaccess affiliates are deployed worldwide and are relied upon by system owners, financial institutions, utilities, government bodies and component manufacturers to deliver mission-critical information and support services. As a global leader in delivery of best-in-class technology, BlueNRGY and its affiliated entities have deep expertise in the renewables sector, having deployed more than 230 MW of solar and wind systems for commercial and utility applications. Directly and through strategic partners, BlueNRGY provides monitoring and control solutions and support for more than 6.5 GW of renewable power systems located in more than 30 countries and at numerous other massively distributed operating sites worldwide. The company's Parmac division is a leader in energy-efficient climate control systems in its served Australian markets.

With regional headquarters in Australia, the USA and Europe, BlueNRGY is positioned to serve customer operations globally. For more information visit www.BlueNRGY.com.

Caution Concerning Forward-Looking Statements
This news release contains 'forward-looking statements’. Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words 'plan', 'believe', 'expect', 'anticipate', 'intend', 'estimate', 'project', 'may', 'would', 'could', 'should', 'seeks', or 'scheduled to', or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Such forward-looking statements are subject to various risks, as well as those set forth in BlueNRGY’s most recent annual report on Form 20-F and its other filings with the SEC, and involve assumptions, estimates, and uncertainties that reflect current internal, expectations or beliefs, including without limitation growth, improved profitability and competitive position of its monitoring, control and analytics products and services. All forward-looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and BlueNRGY assumes no obligation to update or revise these statements unless otherwise required by law.

CONTACTS:
Corporate:
BLUENRGY

Email Contact:

support@bluenrgy.com

Media & Investors:

PCG Advisory Group

Stephanie Prince
Managing Director
Phone: 646-762-4518

sprince@pcgadvisory.com